Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

NOTICE OF EXTRAORDINARY GENERAL MEETING

NOTICE IS HEREBY GIVEN that an extraordinary general meeting of the shareholders of CNOOC Limited (the “Company”) will be held on 26 October 2021 at 3:00 p.m. at Island Shangri-La Hotel Hong Kong, Pacific Place, Supreme Court Road, Central, Hong Kong for the purpose of considering and, if thought fit, passing, with or without modification, the following resolutions. Unless otherwise indicated, capitalised terms used herein shall have the same meanings as ascribed to them in the circular dated 4 October 2021 issued by the Company (the “Circular”).

Ordinary Resolutions

1.	To consider and approve the RMB Share Issue and the Specific Mandate (including but not limited to the particulars as set out in the section headed “Resolution on the RMB Share Issue and the Specific Mandate” in the Circular).

2.	To consider and approve the authorisation to the Board and its authorised persons to exercise full powers to deal with all matters relating to the RMB Share Issue (including but not limited to the particulars as set out in the section headed “Resolution on authorisation to the Board and its authorised persons to exercise full powers to deal with all matters relating to the RMB Share Issue” in the Circular).

3.	To consider and approve the plan for distribution of profits accumulated before the RMB Share Issue (including but not limited to the particulars as set out in the section headed “Resolution on the plan for distribution of profits accumulated before the RMB Share Issue” in the Circular).

4.	To consider and approve the plan for stabilisation of the price of the RMB Shares for the three years after the RMB Share Issue in the form as set forth in Appendix I to the Circular.

5.	To consider and approve the profits distribution policy and dividend return plan for the three years after the RMB Share Issue in the form as set forth in Appendix II to the Circular.

6.	To consider and approve the use of proceeds from the RMB Share Issue (including but not limited to the particulars as set out in the section headed “Resolution on the use of proceeds from the RMB Share Issue” in the Circular).

7.	To consider and approve the remedial measures for the dilution of immediate returns after the RMB Share Issue in the form as set forth in Appendix III to the Circular.

8.	To consider and approve the undertakings and the corresponding binding measures in connection with the RMB Share Issue.

9.	To consider and approve the adoption of rules of procedures for the holding of general meetings in the form as set forth in Appendix V to the Circular which will become effective on the date of the listing of the RMB Shares on the main board of the Shanghai Stock Exchange.

10.	To consider and approve the adoption of rules of procedures for the holding of Board meetings in the form as set forth in Appendix VI to the Circular which will become effective on the date of the listing of the RMB Shares on the main board of the Shanghai Stock Exchange.

11.	To consider and approve the proposal on dealing with matters related to director and senior management liability insurance (including but not limited to the particulars as set out in the section headed “Resolution on dealing with matters related to director and senior management liability insurance” in the Circular).

12.	To authorise any Director or officer of the Company to carry out and take all actions necessary and to sign all necessary documents in connection with or to give effect to the ordinary resolutions above.

Special Resolution

13.	To consider and approve the proposed amendments to the Articles of Association:

“THAT subject to and conditional upon the passing of ordinary resolution numbered “1” above:

(1)	the proposed amendments to the Articles of Association as set forth in Appendix IV to the Circular be and are hereby approved and the same to take effect from the date of listing of the RMB Shares on the main board of the Shanghai Stock Exchange;

(2)	the articles of association of the Company reflecting the amendments referred to in sub- paragraph (1) above in the form tabled at the EGM, marked “A” and for the purpose of identification signed by a Director be approved and the same be adopted in substitution for and to the exclusion of the existing Articles of Association with effect from the date of listing of the RMB Shares on the main board of the Shanghai Stock Exchange; and

(3)	any Director or officer of the Company be and is hereby authorised to carry out and take all actions necessary and to sign all necessary documents in connection with or to give effect to this special resolution.”

By Order of the Board

CNOOC Limited
Wu Xiaonan

Joint Company Secretary

Hong Kong, 4 October 2021

Registered Office:

65th Floor, Bank of China Tower

1 Garden Road, Central

Hong Kong

Notes:

1.	Every member entitled to attend and vote at the EGM (or at any adjournment thereof) is entitled to appoint one or more proxies to attend and vote on his/her behalf. A proxy need not be a member of the Company. If more than one proxy is so appointed, the appointment shall specify the number and the class of Shares in respect of which each such proxy is so appointed. In view of the ongoing COVID-19 pandemic, you are strongly encouraged to appoint the chairman of the EGM as proxy to attend and vote on your behalf at the EGM or any adjournment thereof.

2.	In order to be valid, the form of proxy duly completed and signed in accordance with the instructions printed thereon, together with the power of attorney or other authority (if any) under which it is signed, or a copy of such authority notarially certified, must be completed and returned to the Company’s Hong Kong share registrar, Hong Kong Registrars Limited, at 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wan Chai, Hong Kong, not less than 36 hours before the time fixed for the holding of the EGM or any adjournment thereof (as the case may be).

3.	Completion and delivery of the form of proxy will not preclude a shareholder of the Company entitled to attend and vote at the EGM from attending and voting in person at the EGM or any adjournment thereof if the shareholder so desires and, in such event, the relevant form of proxy shall be deemed to be revoked.

4.	Where there are joint registered holders of any Shares, any one of such persons may vote at the EGM (or at any adjournment thereof), either personally or by proxy, in respect of such Shares as if he/she were solely entitled thereto but the vote of the senior holder who tenders a vote, whether in person or by proxy, will be accepted to the exclusion of the vote(s) of the other joint holders and, for this purpose, seniority shall be determined by the order in which the names stand in the register of members of the Company in respect of the relevant joint holding.

5.	Pursuant to Rule 13.39(4) of the Hong Kong Stock Exchange Listing Rules, voting for the resolutions set out in this notice of the EGM will be taken by poll, except where the chairman of the meeting, in good faith, decides to allow a resolution which relates purely to a procedural or administrative matter to be voted on by a show of hands.

6.	For determining the entitlement to attend and vote at the EGM, the register of members of the Company will be closed from 21 October 2021 (Thursday) to 26 October 2021 (Tuesday) (both days inclusive), during which period no transfer of Shares will be registered. In order to be eligible to attend and vote at the EGM, members are reminded to ensure that all instruments of transfer of Shares accompanied by the relevant Share certificate(s) must be lodged with the Company’s Hong Kong share registrar, Hong Kong Registrars Limited, at Shops 1712-1716, 17th Floor, Hopewell Center 183 Queen’s Road East, Wan Chai, Hong Kong for registration not later than 4:30 p.m. on 20 October 2021 (Wednesday).

As at the date of this announcement, the Board comprises:	Non-executive Directors
Wang Dongjin (Chairman)
Li Yong (Vice Chairman)
Wen Dongfen

Executive Directors	Independent Non-executive Directors
Xu Keqiang	Chiu Sung Hong
Xia Qinglong	Lawrence J. Lau
Tse Hau Yin, Aloysius
Qiu Zhi Zhong